SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

BEXIL INVESTMENT TRUST
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

25538A204
(CUSIP Number)

Russell L. Kamerman, Esq.
Bexil Securities LLC
2255 Buffalo Road
Rochester, NY 14624
212-785-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2024
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25538A204	Page 1 of 8 Pages

1	Names of Reporting Persons Bexil Securities LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	841,262.13 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	841,262.13 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		841,262.13 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		6.5%
14	Type of Reporting Person (See Instructions)		OO

CUSIP No. 25538A204	Page 2 of 8 Pages

1	Names of Reporting Persons Bexil Advisers LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	655,098.65 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	655,098.65 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		655,098.65 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		5.1%
14	Type of Reporting Person (See Instructions)		IA

CUSIP No. 25538A204	Page 3 of 8 Pages

1	Names of Reporting Persons Bexil Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,520,641.46 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,520,641.46 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,520,641.46 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		11.8%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 4 of 8 Pages

1	Names of Reporting Persons Midas Securities Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,582,893.46 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,582,893.46 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,582,893.46 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		12.3%
14	Type of Reporting Person (See Instructions)		BD

CUSIP No. 25538A204	Page 5 of 8 Pages

1	Names of Reporting Persons Winmill & Co. Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,643,823.46 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,643,823.46 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,643,823.46 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		12.8%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 6 of 8 Pages

1	Names of Reporting Persons Winmill Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		New Hampshire
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,643,823.46 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,643,823.46 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,643,823.46 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		12.8%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 25538A204	Page 7 of 8 Pages

1	Names of Reporting Persons Mark C. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	1,643,823.46 Shares
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	1,643,823.46 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,643,823.46 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		12.8%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 25538A204	Page 8 of 8 Pages

1	Names of Reporting Persons Thomas B. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) □ (b) □
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		□
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	51,078 Shares
	8	Shared Voting Power	1,643,823.46 Shares
	9	Sole Dispositive Power	51,078 Shares
	10	Shared Dispositive Power	1,643,823.46 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,694,901.46 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		□
13	Percent of Class Represented by Amount in Row (11)		13.2%
14	Type of Reporting Person (See Instructions)		IN

Item 1. Security and Issuer.

    This Schedule 13D relates to the shares of Shares of Beneficial Interest (“Shares”) of Bexil Investment Trust (the “Issuer”). The principal executive offices of the Issuer are located at 2255 Buffalo Road, Rochester, NY 14624.

Item 2. Identity and Background.

(a)– (c) This Schedule 13D is being filed by the following (collectively, the “Reporting Persons”):

Bexil Securities LLC (“BSL”)
Maryland limited liability company
Business services
2255 Buffalo Road, Rochester, NY 14624

Bexil Advisers LLC (“BAL”)
Maryland limited liability company
Investment adviser
2255 Buffalo Road, Rochester, NY 14624

Bexil Corporation (“BXLC”)
Maryland corporation
Holding company
2255 Buffalo Road, Rochester, NY 14624

Midas Securities Group, Inc. (“MSG”)
Delaware corporation
Broker/dealer
2255 Buffalo Road, Rochester, NY 14624

Winmill & Co. Incorporated (“WCI”)
Delaware corporation
Holding company
2255 Buffalo Road, Rochester, NY 14624

Winmill Family Trust (the “Trust”),
New Hampshire trust
Holding company
PO Box 1198, Walpole, NH 03608

Mark C. Winmill
3814 Route 44, Millbrook, NY 12545

Thomas B. Winmill
PO Box 4, Walpole, NH 03608

Additional information regarding the Reporting Persons filing this Schedule 13D is attached hereto as Exhibit A.

(d)    None.

(e)    None.

(f)     Mark C. Winmill and Thomas B. Winmill are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

    BSL and BXLC used working capital to acquire Shares. Thomas B. Winmill used personal funds to acquire his directly owned Shares. BXLC, MSG, WCI, the Trust, Thomas B. Winmill, and Mark C. Winmill may be deemed to have indirect beneficial ownership of Shares held by BSL and BAL, which each of them disclaim.

Item 4. Purpose of Transaction.

    This amendment relates to the acquisition of Shares by the Reporting Persons for investment purposes.

    Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

 Item 5. Interest in Securities of the Issuer.

(a)
Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person. BSL, BAL, BXLC, MSG, WCI, the Trust, and Mark C. Winmill disclaim beneficial ownership of the Shares held by Thomas B. Winmill. BXLC, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill disclaim beneficial ownership of the Shares held by BSL and BAL. BSL disclaims beneficial ownership of the Shares held by BAL. BAL disclaims beneficial ownership of the Shares held by BSL.

(b)	Power to vote and to dispose of the Shares resides with the Reporting Persons as and to the extent described in the separate reporting page for each Reporting Person.

(c)	During the last sixty days, the following transactions were effected in the Shares by the Reporting Persons:

Reporting Person	Date	Transaction	Number of Shares	Price per Share	Where and How Transaction Effected
MSG	5/28/24	Purchase	2,000	$13.29	Open market
MSG	5/29/24	Purchase	2,462	$13.04	Open market
MSG	5/30/24	Purchase	1,013	$13.0603	Open market
MSG	5/31/24	Purchase	16,000	$13.29	Open market
WCI	7/1/24	Purchase	6,934	$12.52	Open market
BSL	7/2/24	Dividend Distribution Reinvestment	16,559.49	$12.42	Issuer Dividend Reinvestment Plan
BAL	7/2/24	Dividend Distribution Reinvestment	12,926.18	$12.42	Issuer Dividend Reinvestment Plan
BXLC	7/2/24	Dividend Distribution Reinvestment	479.10	$12.42	Issuer Dividend Reinvestment Plan
WCI	7/3/24	Purchase	1,021	$12.54	Open market
WCI	7/5/24	Purchase	3,804	$12.51	Open market
WCI	7/8/24	Purchase	6,201	$12.5398	Open market
WCI	7/9/24	Purchase	2,530	$12.5192	Open market
WCI	7/10/24	Purchase	100	$12.53	Open market
WCI	7/12/24	Purchase	4,320	$12.8991	Open market
WCI	7/16/24	Purchase	1,000	$13.12	Open market
WCI	7/17/24	Purchase	13,000	13.3354	Open market
WCI	7/18/24	Purchase	8,220	13.35	Open market
WCI	7/19/24	Purchase	800	13.1	Open market
WCI	7/24/24	Purchase	13,000	13.2587	Open market

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     BXLC is the sole member of BSL and BAL, the investment manager of the Issuer. BXLC is a holding company. Thomas B. Winmill is a director of BXLC.  MSG owns approximately 21% of the outstanding shares of BXLC. MSG, a registered broker/dealer, is a wholly owned subsidiary of WCI. WCI is also a holding company. The Trust owns all of the voting stock of WCI. The Trust has four trustees, including Thomas B. Winmill and Mark C. Winmill, each with equal voting rights, meaning that a majority of the trustees must agree with respect to voting and investment decisions.

         BAL is the investment manager of the Issuer.  Pursuant to an investment management agreement effective September 19, 2012 (“IMA”), BAL receives a fee payable monthly for investment advisory services at an annual rate of 0.95% of the Issuer's managed assets. “Managed assets” means the average weekly value of the Issuer’s total assets minus the sum of the Issuer’s liabilities, which liabilities exclude debt relating to leverage, short term debt, and the aggregate liquidation preference of any outstanding preferred stock.

        Additionally, pursuant to the IMA, the Issuer reimburses BAL for providing at cost certain administrative services comprised of compliance and accounting services.

Certain officers and directors of the Issuer are officers, directors, trustees, and managers of the Reporting Persons.

Mark C. Winmill, a Reporting Person, may be deemed to be a controlling person of WCI and MSG. Each of Thomas B. Winmill, Mark C. Winmill, Russell Kamerman, Donald Klimoski II, and Thomas O’Malley are directors, managers, and/or officers of WCI, MSG, BXLC, BSL, BAL, and the Issuer. The Issuer has standing audit, nominating, and governance committees comprised of independent directors Roger A. Atkinson, Jon Tomasson, and Peter K. Werner. The function of the audit committee is to routinely review financial statements and other audit-related matters as they arise throughout the year. The nominating committee, among other things, nominates candidates to the Board of Trustees. The primary purpose of the governance committee is to assist the Board of Trustees in serving its oversight role on behalf of the interests of the Issuer and all of its shareholders in respect to the governing documents of the issuer. The Issuer also has an executive committee comprised of Thomas B. Winmill.

Item 7. Materials to Be Filed as Exhibits

Exhibit A:	Certain information concerning the Reporting Persons.

Exhibit B:	Agreement to file SC 13D jointly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024
Bexil Securities LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024
Bexil Advisers LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024
Bexil Corporation
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024
Midas Securities Group, Inc.
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024
Winmill & Co. Incorporated
By: /s/Donald Klimoski II
Name: Donald Klimoski II
Title: Co-General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024
Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024

By: /s/Mark C. Winmill
Name: Mark C. Winmill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill

EXHIBIT A

    The business address for all those listed in Exhibit A (except the Winmill Family Trust (the “Trust”) and Thomas B. Winmill) is 2255 Buffalo Road, Rochester, NY 14624. The Trust's business address is PO Box 1198, Walpole, NH 03608.  Thomas B. Winmill's business address is PO Box 4, Walpole, NH 03608.

    The managers of Bexil Securities LLC (“BSL”) and Bexil Advisers LLC (“BAL”) are Thomas B. Winmill and Thomas O’Malley. The directors of Bexil Corporation (“BXLC”) are Philip Kadinsky-Cade, John C. Hitchcock, Thomas B. Winmill, William Winmill, and Woodworth Winmill. The directors of Midas Securities Group, Inc. (“MSG”) are Thomas O’Malley and Thomas B. Winmill. The directors of Winmill & Co. Incorporated (“WCI”) are Mark C. Winmill, Thomas B. Winmill, William Winmill, Woodworth Winmill, John Arbolino, Mark Hansen, and North Sturtevant. The directors of the Issuer are Roger A. Atkinson, Jon Tomasson, Peter K. Werner, and Thomas B. Winmill. The trustees of the Trust are Mark C. Winmill, Thomas B. Winmill, William Winmill, and Woodworth Winmill.

The executive officers of MSG, and WCI, and Issuer, are Thomas B. Winmill, Mark C. Winmill, Thomas O’Malley, Donald Klimoski II, Heidi Keating, and Louis Soulios.  The executive officers of BSL, BAL, BXLC include all of the foregoing executive officers and Mark C. Winmill.  The Trust does not have any executive officers.

Issuer, BSL, BAL, BXLC, MSG, and WCI

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Philip Kadinsky-Cade	Director of BXLC. Independent trader since 2007. Previously, Mr. Kadinsky-Cade was a founder and Managing Member of Bluehaven Management Group, LLC and co-organizer/manager of Grey Owl Partners, LP.

John C. Hitchcock
Director of BXLC.  Managing Director & Vice President, Energy Intelligence
Group. Mr. Hitchcock is an officer of a 60-plus-year-old company whose core lines include web-based newsletters, conferences and research. Direct reports have included general counsel, circulation and billing, compliance and sales and marketing. He previously held editorial and executive positions with Dow Jones & Co. and Institutional Investor Inc.

Thomas B. Winmill
President, Chief Executive Officer, Chief Legal Officer, and a Director or Trustee of the Issuer, Foxby Corp., and Midas Series Trust (“MST”) (collectively, the “Funds”), BAL and Midas Management Corporation (registered investment advisers, collectively, the “Advisers”), BSL and MSG (registered broker-dealer, the “Broker Dealer”), BXLC, and WCI. He is also a Director of Global Self Storage, Inc. (“SELF”).

William Winmill
Director of BXLC and WCI since 2021 and Investor at Chester Holdings, a family investment office in Greenwich, CT, 2021 – present. Previously, he served as Vice President and/or in such other capacities of BXLC, WCI, its affiliates, and the Issuer, from 2014 – 2019.  He graduated from Columbia University Graduate School of Business in 2021.

Woodworth Winmill
Associate at Labaton Keller Sucharow LLP from 2024 – present, director of WCI 2021 – present, and director of BXLC 2023 – present. Previously, he served in various employment or other capacities of the BXLC, WCI, its affiliates, and the Issuer, from 2016 – 2017.  He graduated from Columbia Law School in 2021.

John Arbolino	Director of WCI. Mr. Arbolino has also served as Vice President of Corporate Development at Solomon Page Group, LLC, 2014 – 2017 and is principal at Boothroyd & Co, 2017 – present.

Mark Hansen	Director of WCI. Mr. Hansen also serves as Diocesan Missioner for Latino Ministry and Ecumenical Officer, 2022 - present.

North Sturtevant	Director of WCI. Mr. Sturtevant also serves as Principal/CEO of JSA Inc. Architects.

Roger Atkinson
Trustee of the Issuer. Since 2007, Mr. Atkinson has served as a manager with Cell-Mark Inc., a pulp and paper trading company. His responsibilities include directing trading activity, acquisitions, and risk management.

Peter K. Werner
Trustee of the Issuer.  Retired. Previously Mr. Werner taught, directed, and coached many programs at The Governor’s Academy of Byfield, MA. He also previously held the position of Vice President in the Fixed Income Departments of Lehman Brothers and First Boston. His responsibilities included trading sovereign debt instruments, currency arbitrage, syndication, medium term note trading, and money market trading.

Jon Tomasson
Trustee of the Issuer. Mr. Tomasson serves as Chief Executive Officer of Vinland Capital Investments, LLC (since 2002), a real estate investment company that he founded, and Chief Investment Officer of NRE Capital Partners LLC (since 2019), a private real estate lending company. Prior to starting Vinland, Mr. Tomasson was a principal with Cardinal Capital Partners, a leading investor in single-tenant net-leased property, and served as a Vice President at Citigroup in the Global Real Estate Equity and Structured Finance group, part of the Real Estate Investment Bank, with both transactional and various management responsibilities.

Mark C. Winmill
President, Chief Executive Officer, and a Director of SELF and Tuxis Corporation (“TUXS”). Executive Vice President and a Director of WCI. Vice President of the Funds and Midas Management Corporation.  He is a principal of MSG.

Thomas O’Malley	Chief Accounting Officer, Chief Financial Officer, Vice President, and Treasurer of the Funds, the Advisers, the Broker-Dealer, BXLC, BSL, WCI, SELF, and TUXS.

Donald Klimoski II
Assistant Secretary, Assistant General Counsel, and Assistant Chief Compliance Officer of the Funds, the Advisers, the Broker-Dealer, BXLC, and BSL. Chief Compliance Officer, Secretary, and General Counsel of SELF, and TUXS. He is Chief Compliance Officer, Secretary, and Co-General Counsel of WCI.

Heidi Keating	Vice President of the Funds, the Advisers, the Broker Dealer, BXLC, BSL, WCI, SELF, and TUXS.

Russell L. Kamerman
Chief Compliance Officer, General Counsel, and Secretary of the Funds, the Advisers, the Broker-Dealer, BXLC, and BAL. He is Assistant Chief Compliance Officer, Assistant General Counsel, and Assistant Secretary of SELF and TUXS.  He is Co-General Counsel, Assistant Chief Compliance Officer, and Assistant Secretary of WCI.

Louis Soulios	Vice President, Finance, of the Funds, the Advisers, the Broker-Dealer, BXLC, SELF, TUXS, and WCI. He is a certified public accountant.

Trust

Name	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Thomas B. Winmill	Trustee. See biographical information above.

Mark C. Winmill	Trustee. See biographical information above.

William Winmill	Trustee. See biographical information above.

Woodworth Winmill	Trustee. See biographical information above.

To the best of the Reporting Persons’ knowledge and information, during the past five years,  none of the individuals named above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the individuals named above were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best of the Reporting Persons’ knowledge and information, each individual named above is a citizen of the United States.

The following table presents certain information regarding the direct and/or indirect beneficial ownership of the Issuer's shares as of July 24, 2024 by each foregoing officers and directors, provided, however: BSL, BAL, BXLC, MSG, WCI, the Trust, and Mark C. Winmill disclaim beneficial ownership of the Shares held by Thomas B. Winmill; BXLC, MSG, WCI, the Trust, Thomas B. Winmill, and Mark C. Winmill disclaim beneficial ownership of the Shares held by BSL and BAL; BSL disclaims beneficial ownership of the Shares held by BAL; and, BAL disclaims beneficial ownership of the Shares held by BSL.

Name of Officer or Director	Number of Shares
Philip Kadinsky-Cade	0
John C. Hitchcock	0
Thomas B. Winmill	1,694,901.46
William Winmill	7,700
Woodworth Winmill	10,400
John Arbolino	0
Mark Hansen	0
North Sturtevant	0
Roger Atkinson	20,000
Peter K. Werner	1,000
Jon Tomasson	0
Mark C. Winmill	1,643,823.46
Thomas O’Malley	5,000
Donald Klimoski II	100
Heidi Keating	0
Russell Kamerman	0
Louis Soulios	0

 EXHIBIT B

AGREEMENT

AGREEMENT dated as of July 24, 2024 among Bexil Securities LLC, a Maryland limited liability company ("BSL"), Bexil Advisers LLC, a Maryland limited liability company (“BAL”), Bexil Corporation ("BXLC"), a Maryland corporation, Midas Securities Group, Inc., a Delaware corporation ("MSG"), Winmill & Co. Incorporated, a Delaware corporation ("WCI"), the Winmill Family Trust, a New Hampshire trust (the "Trust"), Mark C. Winmill, and Thomas B. Winmill.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.
The Schedule 13D and all amendments thereto with respect to Bexil Investment Trust to which this is attached as Exhibit B are filed on behalf of BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill.

2.
Each of BSL, BAL, BXLC, MSG, WCI, the Trust, Mark C. Winmill, and Thomas B. Winmill is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

SIGNATURE

Bexil Securities LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel
Bexil Advisers LLC
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel
Bexil Corporation
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

Midas Securities Group, Inc.
By: /s/Russell Kamerman
Name: Russell Kamerman
Title: General Counsel

Winmill & Co. Incorporated
By: /s/Donald Klimoski II
Name: Donald Klimoski II
Title: Co-General Counsel

Winmill Family Trust
By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

Individuals By: /s/Mark C. Winmill
Name: Mark C. Winmill

By: /s/Thomas B. Winmill
Name: Thomas B. Winmill